# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Research Alliance Corporation IV, CIK 0002137777
CUSIP: G75228109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 600 Fifth Avenue, 23rd Floor, New York, New York (NY), 10020
Date of event which requires filing of this statement: 07/14/2026
Filed by CIK 0002137786
Persons authorized to receive notices and communications: Matthew Hammond, c/o Research Alliance Corporation IV, 600 Fifth Avenue, 23rd Floor, New York, New York (NY), 10020, (617) 778 2500

## Reporting persons
- Research Alliance Holdings IV LLC (CIK 0002137786): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,538,529; sole dispositive power 0; shared dispositive power 1,538,529; aggregate amount beneficially owned 1,538,529 (17% of the class)
- Matthew Hammond (CIK 0001817056): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,538,529; sole dispositive power 0; shared dispositive power 1,538,529; aggregate amount beneficially owned 1,538,529 (17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Research Alliance Corporation IV
Address of issuer's principal executive offices: 600 Fifth Avenue, 23rd Floor, New York, New York (NY), 10020

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Research Alliance Holdings IV LLC ("RA Holdings IV") and Matthew Hammond. RA Holdings IV and Mr. Hammond are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.

RA Holdings IV directly holds (i) 275,000 Class A ordinary shares and (ii) 1,263,529 Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or at any time prior thereto at the option of the holder thereof, on a one-for-one basis, subject to certain adjustments. Mr. Hammond is the Manager of RA Holdings IV and possesses voting and dispositive control over the securities held by RA Holdings IV.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 600 Fifth Avenue, 23rd Floor, New York, NY 10020.
Present principal occupation or employment: RA Holdings IV serves as the sponsor of the Issuer. Mr. Hammond is the Chief Executive Officer and Director of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 7, 2026, RA Holdings IV paid $25,000 to cover certain expenses on the Issuer's behalf in exchange for the issuance of 1,014,706 Class B ordinary shares, or approximately $0.02 per share. The number of Class B ordinary shares issued was determined based on the expectation that the Class B ordinary shares would represent 15% of the Issuer's issued and outstanding ordinary shares (excluding the Private Placement Shares, as defined below) upon the consummation of the Issuer's initial public offering (the "IPO"). In June 2026, the Issuer effected a share capitalization for which an additional 308,823 Class B ordinary shares were issued to RA Holdings IV. In June 2026, following the share capitalization, RA Holdings IV transferred 30,000 Class B ordinary shares to each of John Maslowski and Alan Musso, who serve as outside directors of the Issuer. RA Holdings IV now holds 1,263,529 Class B ordinary shares. The Class B ordinary shares (including the Class A ordinary shares issuable upon conversion thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder thereof.

Simultaneously with the closing of the IPO on July 14, 2026, the Issuer consummated the private placement ("Private Placement") of 275,000 Class A ordinary shares (the "Private Placement Shares") to RA Holdings IV at a price of $10.00 per share. The total purchase price of the Private Placement Shares was $2,750,000.

All purchases of the securities described herein were for cash and were funded by capital contributions to RA Holdings IV from its equity owners, which are investment funds affiliated with RA Capital Management, L.P.

## Item 4. Purpose of Transaction
Purpose of transaction:
RA Holdings IV acquired the Class A ordinary shares and Class B ordinary shares reported herein for investment purposes. Although the Reporting Persons currently have no plan or proposal to acquire any additional Issuer securities or to dispose of any of the Issuer securities reported herein, the Reporting Persons may, from time to time (including following the completion of the Issuer's initial business combination), acquire additional equity securities or debt securities of the Issuer, which debt securities may be convertible or non-convertible, secured or unsecured, and could involve the monetization of potential revenue streams deriving from development-stage or commercial programs of the Issuer, or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

The Class A ordinary shares and Class B ordinary shares held by RA Holdings IV are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed initial business combination and (B) not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Mr. Hammond currently serves as the Chief Executive Officer and a director of the Issuer and, therefore, will engage in regular discussions with the Issuer's board of directors and management as part of his duties.

The information in Items 3 and 6 hereof are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of Class A ordinary shares and percentages of the Class A ordinary shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 7,775,000 Class A ordinary shares outstanding as of July 14, 2026 after the closing of the IPO and concurrent Private Placement, as reported in the Issuer's prospectus dated July 10, 2026 filed with the Securities and Exchange Commission (the "SEC") on July 13, 2026, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B ordinary shares beneficially owned by such Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of Class A ordinary shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration and Shareholder Rights Agreement

On July 10, 2026 in connection with the IPO, the Issuer entered into a registration and shareholder rights agreement (the "Registration and Shareholder Rights Agreement") with the holders of its Class B ordinary shares and Private Placement Shares including RA Holdings IV (the "Initial Shareholders"), pursuant to which, such holders of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register the resale of such securities. In addition, the holders have certain "piggyback" registration rights with respect to registration statements filed subsequent to the completion of the Issuer's initial business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Except as described in the Registration and Shareholder Rights Agreement, RA Holdings IV and the Issuer's management team have agreed not to transfer, assign or sell (i) any of their Class B ordinary shares until the earliest of (A) one year after the completion of the Issuer's initial business combination and (B) subsequent to the Issuer's initial business combination, (x) if the closing price of the Issuer's Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer's initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer's public shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) any of their Private Placement Shares until 30 days after the completion of the Issuer's initial business combination. Any permitted transferees will be subject to the same restrictions and other agreements of RA Holdings IV and the Issuer's management team with respect to any Class B ordinary shares and Private Placement Shares.

In addition, pursuant to the Registration and Shareholder Rights Agreement, upon and following consummation of the Issuer's initial business combination, RA Holdings IV will be entitled to nominate three individuals for appointment to the Issuer's board of directors, as long as RA Holdings IV holds any securities covered by the Registration and Shareholder Rights Agreement.

The foregoing description of the Registration and Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration and Shareholder Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Letter Agreement

On July 10, 2026 in connection with the IPO, the Issuer entered into a letter agreement (the "Letter Agreement") with RA Holdings IV and each of its officers and directors, pursuant to which RA Holdings IV and each executive officer and director of the Issuer, including Mr. Hammond, agreed to vote any ordinary shares held by him, her or it in favor of the Issuer's initial business combination (subject to the limitations of applicable securities laws); to facilitate the liquidation and winding up of the Issuer if an initial business combination is not consummated within 24 months of the closing of the IPO; to certain transfer restrictions with respect to the Issuer's securities; to certain indemnification obligations of RA Holdings IV; and the Issuer agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of RA Holdings IV.

The Letter Agreement also contains provisions relating to transfer restrictions of the Class B ordinary shares and Private Placement Shares, indemnification of the Issuer's trust account, waiver of redemption rights and participation in liquidating distributions from the Issuer's trust account. The Letter Agreement may be amended without shareholder approval with the Issuer's written consent as well as the written consent of RA Holdings IV and the Issuer's directors and officers to the extent they are the subject of any change, amendment, modification or waiver to the letter agreement. The written consent of Leerink Partners, the underwriter for the IPO, will also be required for an amendment of a provision of the Letter Agreement that subjects RA Holdings IV and the Issuer's directors and officers to certain of the restrictions included in the underwriting agreement for the IPO and pursuant to which RA Holdings IV and the Issuer's officers and directors agree that, for a period of 180 days from July 10, 2026, they will not, without the prior written consent of Leerink Partners, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, Class A ordinary shares or any other securities convertible into, or exercisable, or exchangeable for, Class A ordinary shares.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Registration and Shareholder Rights Agreement, dated July 10, 2026, by and among the Company, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-43393) filed with the SEC on July 14, 2026).

Exhibit 99.3 Letter Agreement, dated July 10, 2026, by and among the Company, the Sponsor, and each director and executive officer of the Company (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K (File No. 001-43393) filed with the SEC on July 14, 2026).

## Signatures
- Research Alliance Holdings IV LLC: /s/ Matthew Hammond, By Matthew Hammond, Manager (07/21/2026)
- Matthew Hammond: /s/ Matthew Hammond, Matthew Hammond (07/21/2026)